EXHIBIT 99.1

Date: May 20, 2016	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: Coral Gold Resources Ltd

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type:	Annual General and Special Meeting
Record Date for Notice of Meeting:	May 26, 2016
Record Date for Voting (if applicable):	May 26, 2016
Beneficial Ownership Determination Date:	May 26, 2016
Meeting Date:	July 22, 2016 (AMENDED)

Meeting Location (if available):	900 - 570 Granville St.
Vancouver, B.C. V6C 3P1
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	218002202	CA2180022022

Sincerely,

Computershare

Agent for Coral Gold Resources Ltd